Prospectus Supplement Filed Pursuant to Rule 424(b)(5)

Registration File No. 333-267266

Up to 26,032,708 Shares of Common Stock
to be sold by the Selling Stockholders

PROSPECTUS SUPPLEMENT NO. 1

DATED JUNE 19, 2023

(To Prospectus Dated September 14, 2022)

This Prospectus Supplement No. 1, dated June 19, 2023 (“Supplement No. 1”), filed by 22nd Century Group, Inc. (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated September 14, 2022 (as amended and supplemented from time to time, the “Prospectus”), as part of the Company’s Form S-3 Registration Statement declared effective by the Securities and Exchange Commission on September 14, 2022. This Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.  The Prospectus relates to the offer and sale from time to time by the selling stockholders named in the prospectus of up to 26,032,708 shares of our common stock, consisting of (i) 8,959,533 shares of outstanding common stock and (ii) 17,073,175 shares of our common stock issuable upon the exercise of outstanding warrants (collectively, the “Warrants”).

On June 19, 2023, the Company entered in to a letter agreement with the holders of 11,219,516 of the 17,073,175 outstanding Warrants (the “Amendment”) whereby the Company agreed to amend 11,219,516 of the Warrants to (i) reduce the exercise price of the Warrants from $2.05 to $0.47 and (ii) to add a provision that upon any subsequent equity sales at a price per share lower than the then effective exercise price of such Warrants, such exercise price shall be lowered to such price at which the shares were offered.

Accordingly, this Supplement No. 1 amends and supplements the Prospectus to reflect an amendment of the exercise price of 11,219,516 of the Warrants from $2.05 per share of common stock to $0.47 per share of common stock in accordance with the terms of the Amendment.

The information in this Supplement No. 1 modifies and supersedes, in part, the information contained in the Prospectus.  Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 1. We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our common stock is listed on the Nasdaq Capital Market under the symbol “XXII.” On June 16, 2023, the closing price of our common stock was $0.4686 per share.

Investing in the Company’s securities involves risks. Before making any investment in the Company’s securities, you should read and carefully consider risks described in the “Risk Factors” section in the Prospectus and in the Company’s most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is June 19, 2023